UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 5, 2026

ARMADA ACQUISITION CORP. II

(Exact name of registrant as specified in its charter)

Cayman Islands	001-42661	98-1815892
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

382 NE 191 St, Suite 52895, Miami, FL 33179-3899

(Address of principal executive offices, including zip code)

(786) 548-1886

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant	XRPNU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	XRPN	The Nasdaq Stock Market LLC
Warrants, each exercisable for one Class A ordinary share at an exercise price of $11.50 per share	XRPNW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

On October 5, 2026, Armada Acquisition Corp. II, a Cayman Islands exempted company (the “Company”), entered into an amendment (the “Warrant Amendment”) to the Warrant Agreement, dated as of May 20, 2025 (the “Warrant Agreement”), by and between the Company and Continental Stock Transfer & Trust Company, as warrant agent.

The Warrant Amendment was entered into to conform the provisions of the Warrant Agreement to the description thereof contained in the prospectus for the Company’s initial public offering. That prospectus indicated and Section 3.2 of the Warrant Agreement now provides as a result of the Warrant Amendment that the Company’s Warrants (as defined in the Warrant Agreement) will become exercisable on the later of (i) the date that is the first date on which the Company completes a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination involving the Company and one or more businesses or (ii) the date that is twelve months from the date of the closing of the Public Offering (as defined in the Warrant Agreement). The exercise of any Warrant held through The Depository Trust Company remains subject to the requirement that such Warrant be properly delivered in accordance with the procedures of The Depository Trust Company.

The foregoing description of the Warrant Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Warrant Amendment, a copy of which is filed as Exhibit 4.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 3.03 Material Modification to Rights of Security Holders.

The information set forth in Item 1.01 of this Current Report on Form 8-K is incorporated by reference into this Item 3.03.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

4.1	Warrant Amendment, dated as of October 5, 2026, by and between Armada Acquisition Corp. II and Continental Stock Transfer & Trust Company, as warrant agent.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

Additional Information and Where to Find It

Pubco filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which has been declared effective, in connection with the Business Combination, the private placements of securities in connection with the Business Combination (the “Private Placement Transactions”) and the other transactions contemplated by the Business Combination Agreement (together with the Business Combination and the Private Placement Transactions, the “Proposed Transactions”). The Registration Statement includes a proxy statement of the Company and a prospectus of Pubco (the “Proxy Statement/Prospectus”). The Registration Statement was declared effective on August 27, 2026, and the definitive Proxy Statement/Prospectus and other relevant documents were mailed to shareholders of the Company as of the close of business on August 20, 2026, the record date established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. The Company and Pubco have also filed other documents regarding the Proposed Transactions with the SEC. Investors and security holders are also able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or to be filed with the SEC by the Company and Pubco, without charge, on the SEC’s website at www.sec.gov, or by directing a request to: Armada Acquisition Corp. II, 382 NE 191 St., Suite 52895, Miami, FL 33179-3899; e-mail: finance@arringtoncapital.com, or to: Evernorth Holdings Inc., 600 Battery St, San Francisco, CA 94111, email: finance@evernorth.xyz.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION, OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS CURRENT REPORT ON FORM 8-K. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Forward-Looking Statements

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the U.S. federal securities laws. All statements contained in this Current Report on Form 8-K other than statements of historical fact, including, without limitation, statements regarding the Business Combination, the anticipated benefits and timing thereof, the exercisability of the Company’s warrants, and other statements regarding the Company’s or Pubco’s future performance, are forward-looking statements.

Forward-looking statements are often identified by the use of words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking.

These forward-looking statements are based on the current expectations and assumptions of the Company and, although the Company believes these forward-looking statements are based on reasonable assumptions at the time they are made, you should be aware that such statements are subject to risks and uncertainties, including those described in Pubco’s registration statement on Form S-4 filed with the SEC in connection with the Business Combination, that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. As you read and consider this Current Report on Form 8-K, you should understand that these statements are not guarantees of future performance or results. You should not place undue reliance on these forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 5, 2026	ARMADA ACQUISITION CORP. II

	By:	/s/ Taryn Naidu
Name: Taryn Naidu
Title: Chief Executive Officer

Exhibit 4.1

WARRANT AGREEMENT AMENDMENT

THIS WARRANT AGREEMENT AMENDMENT (this “Amendment”), dated as of October 5, 2026 (the “Effective Date”), is by and between Armada Acquisition Corp. II, a Cayman Islands exempted company (“SPAC”), and Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent (in such capacity, the “Warrant Agent”).

WHEREAS, SPAC and the Warrant Agent are parties to that certain Warrant Agreement, dated as of May 20, 2025 (the “Existing Warrant Agreement”) and entered into in connection with SPAC’s initial public offering of units (the “IPO”) that closed on May 22, 2025;

WHEREAS, SPAC issued (i) 11,500,000 warrants as part of the units offered in its IPO (the “Public Warrants”), (ii) 200,000 warrants to Armada Sponsor II, LLC, a Delaware limited liability company (“Former Sponsor”) in a concurrent private placement pursuant to a Private Placement Unit Subscription Agreement, dated as of May 20, 2025, between SPAC and Former Sponsor, following which Former Sponsor transferred such warrants to Arrington XRP Capital Fund, LP, a Delaware limited partnership (“Sponsor”) on August 28, 2025, pursuant to a Sponsor Securities Purchase Agreement, dated as of August 12, 2025, by and among SPAC, Former Sponsor and Sponsor (such warrants, the “Sponsor Warrants”), (iii) 77,500 warrants to Cohen & Company Capital Markets, a division of J.V.B. Financial Group, LLC (“Cohen”) in a concurrent private placement pursuant to a Private Placement Unit Subscription Agreement, dated as of May 20, 2025, between SPAC and Cohen (the “Cohen Warrants”), and (iv) 77,500 warrants to Northland Securities, Inc. (“Northland”) in a concurrent private placement pursuant to a Private Placement Unit Subscription Agreement, dated as of May 20, 2025, between SPAC and Northland (the “Northland Warrants”, and together with the Sponsor Warrants and the Cohen Warrants, the “Private Placement Warrants”, and the Public Warrants and Private Placements Warrants, collectively, the “Warrants”) in each case, on the terms and conditions set forth in the Existing Warrant Agreement;

WHEREAS, the prospectus dated May 20, 2025 (the “Prospectus”) that was included in the registration statement on Form S-1 (File No. 333-286110) and filed by SPAC with the Securities and Exchange Commission in respect of the IPO provides that the Warrants will become exercisable on the later of (i) the consummation of an initial business combination between SPAC and one or more businesses and (ii) 12 months after the closing of the offering contemplated by the Prospectus, while Section 3.2 of the Existing Warrant Agreement provides that the Warrants will become exercisable on the later of (i) 30 days after the consummation of an initial business combination between SPAC and one or more businesses; and (ii) 12 months after the closing of the offering contemplated by the Prospectus;

WHEREAS, Section 9.8 of the Existing Warrant Agreement provides that SPAC and the Warrant Agent may amend the Existing Warrant Agreement without the consent of any registered holder (i) for the purpose of curing any ambiguity, or of curing, correcting or supplementing any defective provision contained therein, including to conform the provisions of the Existing Warrant Agreement to the description of the terms of the Public Warrants and the Existing Warrant Agreement set forth in the Prospectus, (ii) to make any amendments that are necessary in the good faith determination of the SPAC’s board of directors (taking into account then existing market precedents) to allow for the Warrants to be classified as equity in the SPAC’s financial statements or (iii) adding or changing any other provisions with respect to matters or questions arising under the Existing Warrant Agreement as the parties may deem necessary or desirable and that the parties deem shall not adversely affect the interest of the registered holders thereunder;

WHEREAS, pursuant to Section 9.8(i) of the Existing Warrant Agreement, SPAC and the Warrant Agreement desire to amend the Existing Warrant Agreement without the consent of any registered holder to conform the provisions of the Existing Warrant Agreement to the terms set forth in the Prospectus and to permit registered holders of the Warrants to exercise Warrants on the later of (i) the consummation of a Business Combination (as defined in the Existing Warrant Agreement); and (ii) 12 months after the closing of the offering contemplated by the Prospectus; and

WHEREAS, all acts and things have been done and performed which are necessary to authorize the execution and delivery of this Amendment.

NOW, THEREFORE, in consideration of the mutual agreements herein contained, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound, the parties hereto agree as follows:

1. Amendment. Section 3.2 of the Existing Warrant Agreement is hereby amended by deleting the words “thirty days after” in clause (i) of the first sentence thereof.

2. No Further Amendments. Except as expressly modified by this Amendment, the Existing Warrant Agreement will remain unmodified and in full force and effect in accordance with its terms

3. Miscellaneous Provisions. Section 9 of the Existing Warrant Agreement is hereby incorporated by reference into this Amendment and shall apply hereto, mutatis mutandis.

[Signature Pages Follow]

2

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

ARMADA ACQUISITION CORP. II

By:	/s/ Taryn Naidu
Name: Taryn Naidu
Title: Chief Executive Officer

[Signature Page to Warrant Agreement Amendment]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

CONTINENTAL STOCK TRANSFER & TRUST COMPANY, as Warrant Agent

By:	/s/ Steven Vacante
Name: Steven Vacante
Title: Vice President

[Signature Page to Warrant Agreement Amendment]